

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

<u>Via Facsimile</u>
Kevin M. Carney
Chief Financial Officer
Web.com Group, Inc.
12808 Gran Bay Parkway, West
Jacksonville, Florida 32258

      Re: Web.com Group, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2011
                Filed March 13, 2012
                Form 8-K/A filed November 4, 2011
                File No. 000-51595

Dear Mr. Carney:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Patrick Gilmore

                Patrick Gilmore
                Accounting Branch Chief